BRITISH AMERICAN TOBACCO

RECEIVED
2007 JUN 13 A 7:47

5 June 2007

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Tel +44 (0)20 7845 1000
Fax +44 (0)20 7240 0555
www.bat.com



07024409

Securities & Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100F Street N.E.
Washington D.C. 20549
USA

BAT Industries

SUPPL

Electronic Posting of Information required under Rule 12g3-2(b)

File 82-33

Ladies and Gentlemen:

In accordance with the provisions of Rule 12g3-2(f)(1) of the Securities Exchange Act of 1934 (the "Act"), I hereby inform you that British American Tobacco p.l.c. will in the future post the information required under Rule 12g3-2(b)(1)(i) on its Internet website (www.bat.com) rather than furnish that information to the Commission in paper format.

The posted material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The posted material will also be available on the web site of the London Stock Exchange (www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm).

Kindly acknowledge receipt by signing and returning the attached copy of this letter or by sending an email to the sender of this letter: geoffrey_cunnington@bat.com

Yours faithfully

G C W Cunnington
Deputy Secretary

PROCESSED
JUN 18 2007
THOMSON
FINANCIAL

cc Cravath, Swaine & Moore, London

6/14

BRITISH AMERICAN
TOBACCO

5 June 2007

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Tel +44 (0)20 7845 1000
Fax +44 (0)20 7240 0555
www.bat.com

Securities & Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100F Street N.E.
Washington D.C. 20549
USA

Electronic Posting of
Information required under
Rule 12g3-2(b)

File 82-33

Ladies and Gentlemen:

In accordance with the provisions of Rule 12g3-2(f)(1) of the Securities Exchange Act of 1934 (the "Act"), I hereby inform you that British American Tobacco p.l.c. will in the future post the information required under Rule 12g3-2(b)(1)(i) on its Internet website (www.bat.com) rather than furnish that information to the Commission in paper format.

The posted material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The posted material will also be available on the web site of the London Stock Exchange (www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm).

Kindly acknowledge receipt by signing and returning the attached copy of this letter or by sending an email to the sender of this letter: geoffrey_cunnington@bat.com

Yours faithfully



G C W Cunnington
Deputy Secretary

cc Cravath, Swaine & Moore, London

END